SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                 Amendment No. 1

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                        Global Beverage Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   694744 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Shocker 100 Index, LP
                            C/O Interim Capital Corp
                        3111 Valley View Blvd, Suite E103
                               Las Vegas, NV 89102
                                 (972) 745-3020
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 10, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.694744 10 3                  13D/A


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Shocker 100 Index, LP
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO Investment Proceeds
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Nevada
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    2,067,828
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,067,828
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,067,828
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     4.82%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.694744 10 3                  13D/A


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Interim Capital Corp
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     None
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Nevada
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    2,067,828
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,067,828
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,067,828
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     4.82%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.694744 10 3                  13D/A


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Mark Lindberg
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     None
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    2,067,828
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,067,828
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     0
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.694744 10 3                    13D/A

________________________________________________________________________________
Item 1.  Security and Issuer.


This statement relates to the common stock, par value $0.001, of Global Beverage Solutions, Inc., a Nevada corporation ("Global Beverage" or the "Company or the "Issuer"). The address of Global Beverage's principal offices are 7633 E 63rd Place, Suite 220, Tulsa, Oklahoma 74133.
________________________________________________________________________________
Item 2.  Identity and Background.


     (a) This schedule 13D is being filed by Shocker 100 Index, LP, a Nevada limited partnership ("Shocker"), and by its General Partner, Interim Capital Corp, a Nevada corporation ("ICC"). Mr. Mark Lindberg is President of Interim Capital Corp. Shocker is making this amended filing because Shocker is no longer the beneficial owner, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, of more than 5% of the outstanding shares of Commons Stock of the Issuer.

     (b) The principal office of Shocker is 3111 S Valley View Blvd, Suite E103, Las Vegas, Nevada 89102.

     (c) Shocker was organzied in January 2005 as a Nevada limited partnership. ICC is a Nevada corporation. Its principal business activities involve investing in equity securities of publicly traded companies, as well as, companies that are private that desire to go public.

     (d) - (e) During the last five years, neither Shocker, ICC nor the principal of its General Partner have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.


     (f) - (j) None
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.


The aggregate purchase price of all securities is $304,395. The aggregate sales price of securities to date equals $1,510,562. All purchases were paid for with investment proceeds from various limited partnership interests. Securities identified in response to Item 5 (c) were acquired from the issuer and in open market transactions.
________________________________________________________________________________
Item 4.  Purpose of Transaction.


All of the shares of the Company owned by the Reporting Persons were, at the time of their purchase, acquired for investment purposes in the ordinary course of business.

Shocker nor ICC has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, but it will continue to analyze and review its position based upon further developments.

________________________________________________________________________________

CUSIP No.694744 10 3                    13D/A

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.


     (a) ICC manages Shocker which beneficially owns 2,067,828 shares of common stock of the Issuer, representing 4.82% of the shares outstanding (based on information gather from the Issuer's transfer agent).

     (b) Shocker does not share voting and dispositive power with respect to any shares. However, Mr. Lindberg, as an officer of ICC, may be deemed to have beneficial ownership of the shares reported in this Schedule 13D by virtue of his shared voting and dispositive power. However, he disclaims beneficial ownership and has no direct pecuniary interest in the shares.

     (c) Transactions within the last 60 days that were not already reported on previous 13D filing on November 21, 2005. All trades are dated as of settlement dates.

                                No. of    Price per
                Trade Date      Shares      share
             --------------------------------------

Purchases       11/28/2005        5,000    $0.610
                11/29/2005       12,500    $0.620
                11/30/2005        2,500    $0.620
                12/20/2005        5,000    $0.820
                12/20/2005        5,000    $0.825
                12/20/2005       10,000    $0.830
                12/28/2005        2,500    $0.970
Sales            12/8/2005       23,500    $0.780
                12/19/2005       10,000    $0.780
                12/20/2005       20,000    $0.810
                12/21/2005       20,000    $0.840
                12/22/2005       10,000    $0.850
                12/23/2005       46,000    $0.940
                12/23/2005       20,000    $0.950
                12/28/2005       21,500    $1.070
                12/29/2005      114,800    $1.181
                12/30/2005       13,000    $1.290
                  1/3/2006        7,500    $1.330
                  1/4/2006       11,000    $1.397
                  1/5/2006      200,100    $1.542
                  1/6/2006      230,500    $1.754
                  1/9/2006      167,000    $1.947
                 1/10/2006       20,000    $2.000

     (d) N/A

     (e) N/A
________________________________________________________________________________

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


None
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


None
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     1/10/2006
                                    --------------------------------------------
                                                      (Date)


                                               /s/ Mark Lindberg
                                    --------------------------------------------
                                                   (Signature)


                                        As President of Interim Capital Corp,
                                    as General Partner for Shocker 100 Index, LP
                                    --------------------------------------------
                                                  (Name/Title)